Nelson Mullins Riley & Scarborough LLP

Attorneys and Counselors at Law	Jonathan H. Talcott
101 Constitution Avenue, NW / Suite 900 / Washington, DC 20001	Tel: 202.712.2806
Tel: 202.712.2800 Fax: 202.712.2857	Jon.talcott@nelsonmullins.com
www.nelsonmullins.com
May 19, 2011
By Edgar and Hand Delivery
Sheila Stout, Senior Staff Accountant
Mary A. Cole, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Fidus Investment Corporation Fidus Mezzanine Capital, L.P. Forms N-2 and N-5 Filed March 1, 2011 File Nos. 814-00861; 333-172550
Dear Ms. Cole:
            On behalf of Fidus Investment Corporation (the “Company”) and Fidus Mezzanine Capital, L.P. (the “L.P.”) this letter is being filed with your office in response to the Staff’s comments conveyed by Sheila Stout in a conversation with Company counsel on May 12, 2011 with respect to the Company’s response letter, filed April 29, 2011 (the “Response Letter”), concerning verbal comments from the Staff on April 18, 2011 to the joint Registration Statement on Forms N-2 and N-5 filed by the Company and the L.P., as amended (the “Registration Statement”), with the Securities and Exchange Commission (“SEC”).
            In connection with the filing of the Registration Statement, the Company makes the following representations or commitments:
1.	Regarding the Company’s response to Comment 5 in the Response Letter, the Company’s fair market values are determined in a manner consistent with FAS 157. In particular, the Company will value debt securities at par plus any applicable prepayment premium in those instances where the Company’s valuation methodologies indicate such a fair value is appropriate and prepayment is likely.

2.	Regarding the Company’s response to Comment 6 in the Response Letter, all of the capital accounts of all of the existing limited partners in the L.P. will be closed
With twelve office locations in the District of Columbia, Florida, Georgia, Massachusetts, North Carolina, South Carolina, and West Virginia

Mary A. Cole, Senior Counsel
Sheila Stout, Senior Staff Accountant
Division of Investment Management
May 19, 2011

out at the time of the consummation of the merger and the consummation of the offering and the limited partners will receive their shares in the Company in a tax free exchange.

3.	Regarding the Company’s response to Comment 7 in the Response Letter, historically, no material taxes have been payable or paid in connection with the activities of any of its taxable subsidiaries and the Company has not accrued any taxes at this time because no tax liability is anticipated at this time.

In connection with this letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
            Please direct any questions or further communications relating to the above to the undersigned at (202) 712-2806 or Kate Kling at (202) 712-2807. Thank you for your attention to this matter.
Very truly yours,
/s/ Jonathan H. Talcott
Jonathan H. Talcott

cc:	Fidus Investment Corporation Edward H. Ross Cary L. Schaefer